VIA EDGAR CORRESPONDENCE AND FACSIMILE 708 813-6982

January 15, 2010

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20005

Attn:  John Lucas, Staff Attorney

RE:	Evergreen Energy, Inc.
Registration Statement on Form S-3
File No.: 333-163246

Dear Mr. Lucas:

We hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective no later than January 19, 2010 at 5 p.m. (Eastern Time).

On behalf of the Company, I hereby acknowledge that:

(a)  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Please direct any questions or comments regarding the Registration Statement to John Kellogg, Esq. of Moye White LLP at (303) 292-7935.

Very truly yours,

Diana L. Kubik

/s/ Diana L. Kubik

Vice President and Chief Financial Officer